                                                          Exhibit 99(a)(5)(PPP)

[SIMON PROPERTY GROUP LOGO]                                                    [WESTFIELD LOGO]


SIMON CONTACT:                                                                  WESTFIELD CONTACT:
Shelly Doran              George Sard/Paul Caminiti/Hugh Burns                  Katy Dickey
Simon Property Group      Citigate Sard Verbinnen                               Westfield America
317/685-7330              212/687-8080                                          310/445-2407


        SIMON PROPERTY GROUP AND WESTFIELD AMERICA WITHDRAW TENDER OFFER
                              FOR TCO COMMON SHARES

     NEW YORK, NY, OCTOBER 8, 2003 - Simon Property Group, Inc. (NYSE: SPG) and Westfield America, Inc., the U.S. subsidiary of Westfield America Trust (ASX:
WFA), today announced that they have withdrawn their $20.00 all cash tender offer for all outstanding common shares of Taubman Centers, Inc. (NYSE: TCO).

     The announcement follows the recent passage of a bill by the Michigan Legislature, signed into law by Michigan Governor Granholm yesterday, which amends the Michigan Control Share Acquisitions Act. The law was passed to overturn the ruling earlier this year by the Michigan Federal District Court that the Taubman family had violated the statute by not obtaining shareholder approval for their voting shares. The new legislation allows the Taubman family group to effectively block SPG's and Westfield's ability to conclude their all-cash offer for TCO common stock, which has been supported by the overwhelming majority of TCO's common shareholders.

ABOUT SIMON PROPERTY GROUP

Simon Property Group, Inc. (NYSE:SPG), headquartered in Indianapolis, Indiana, is a real estate investment trust engaged in the ownership and management of income-producing properties, primarily regional malls and community shopping centers. Through its subsidiary partnerships, it currently owns or has an interest in 238 properties containing an aggregate of 183 million square feet of gross leasable area in 36 states, as well as nine assets in Europe and Canada. Additional Simon Property Group information is available at www.simon.com.


ABOUT WESTFIELD AMERICA, INC.

Westfield America, Inc. is the United States subsidiary of Westfield America Trust (ASX:WFA), the second-largest property trust listed on the Australian Stock Exchange. WFA owns a majority interest in the Westfield America portfolio of 65 centers, branded as Westfield Shoppingtowns. Westfield Shoppingtowns are home to over 8,500 specialty stores and encompass more than 65 million square feet in the states of California, Colorado, Connecticut, Florida, Illinois, Indiana, Maryland, Missouri, Nebraska, New Jersey, New York, North Carolina, Ohio and Washington.